Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 22, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by MobiFon Holdings B.V. on June 21, 2005, entitled “MOBIFON HOLDINGS B.V. DETERMINES PRICE OF ITS TENDER OFFER FOR ITS OUTSTANDING SERIES A 12.50% SENIOR NOTES DUE 2010”.

MOBIFON HOLDINGS B.V. DETERMINES PRICE OF ITS TENDER OFFER FOR ITS OUTSTANDING SERIES A 12.50% SENIOR NOTES DUE 2010

MobiFon Holdings B.V. announces today that it has determined the pricing of its cash tender offer for its $222,750,000 outstanding principal amount of Series A 12.50% Senior Notes due 2010 announced on June 7, 2005.

The bid-side yield on the 3.5% U.S. Treasury Note due May 31, 2007, was 3.718% as of the Price Determination Date and the corresponding yield to be used for the Fixed Spread Price portion of the tender offer will be this rate plus 50bp, or 4.218%.   Therefore, assuming a settlement date of July 8, 2005 the Total Consideration to be paid for each $1,000 principal amount of Notes validly tendered and not withdrawn is $1,186.19, which includes a Consent Payment of $20.00 per $1,000 principal amount of Notes validly tendered and not withdrawn.  As described in the offer to purchase and consent solicitation statement dated June 7, 2005 (the “Offer to Purchase”), this Total Consideration is calculated as the sum of 35% of the Equity Claw-back Price of $1,125 and 65% of the Fixed Spread Price which, assuming a settlement date of July 8, 2005, would be $1,219.14.

The tender offer will expire at 12:01 a.m., New York City time on July 6, 2005, unless extended or terminated. Holders who participate by 5 p.m. on June 21, 2005 (the “Consent Time”) will be eligible to receive the Total Consideration.  Holders who participate after the Consent Time but on or prior to expiration of the tender offer will receive only the Tender Consideration which is equal to the Total Consideration less the Consent Payment.

Goldman, Sachs & Co. is serving as dealer manager and solicitation agent for the tender offer and consent solicitation.  D.F. King & Co. is serving as the information agent.  Requests for assistance or for additional copies of the Offer to Purchase or any other related documents may be directed to the information agent at (212) 269 5550 or (800) 848-3416.  Questions or requests for assistance may be directed to the dealer manager at (212) 357-3019 or (800) 828-3182.

Capitalised terms used but not defined herein shall have the meanings set out  in the Offer to Purchase.

This news release is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consent with respect to any securities.  The tender offer is being made solely by the Offer to Purchase.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: June 22, 2005	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Director